EXHIBIT 1

Transactions in the Common Shares of the Issuer by FdSM
From: September 5, 2008
To: September 24, 2008

FdSM

Transaction	Date	Price (in $)	Number of Shares
Purchase	September 10, 2008	1.8994	105,265
Purchase	September 11, 2008	1.7987	23,797
Purchase	September 12, 2008	1.8000	2,700
Purchase	September 15, 2008	1.8976	165,691
Purchase	September 17, 2008	1.8358	168,400
Purchase	September 19, 2008	1.6996	200,000
Purchase	September 22, 2008	1.6400	1,200